September 11, 2018
VIA EDGAR
Attn: Eric Envall
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.W.
Washington, D.C. 20549

Re: SmartFinancial, Inc. (the “Company”)
Registration Statement on Form S-4
File No. 333-227154

To Whom It May Concern:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Smartfinancial, Inc., hereby requests the acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-227154), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. on September 13, 2018, or as soon as practicable thereafter.

The Company hereby authorizes Remington A. Shepard, of Butler Snow LLP, to orally modify or withdraw this request for acceleration.

We request that we be notified of such effectiveness by telephone call to Remington A. Shepard, of Butler Snow LLP, at (615) 651-6786.

Sincerely, SmartFinancial, Inc. /s C. Bryan Johnson C. Bryan Johnson Chief Financial Officer